Exhibit 99.1

ISS AFFIRMS PERRIGO’S POSITION THAT PROPOSED MYLAN TRANSACTION WOULD BE VALUE DESTRUCTIVE

•	“Proposal would incur significant dilution with almost no subsequent leverage to drive an optimal outcome”

•	“Many uncertainties to the rest of the process and the unusually long period before it is expected to become accretive”

•	“A vote AGAINST is warranted”

DUBLIN - August 14, 2015 - Perrigo Company plc (“Perrigo”) (NYSE: PRGO; TASE) today announced that Institutional Shareholder Services (“ISS”), the leading independent proxy advisory firm, recommended that Mylan NV (“Mylan”) (NASDAQ: MYL) shareholders vote “AGAINST” the unsolicited offer to acquire all of the outstanding shares of Perrigo for $75.00 per share in cash and 2.3 Mylan ordinary shares for each ordinary Perrigo share.

The ISS report states, “Approving this proposal requires too heavy a belief that the ‘real’ synergistic opportunity is much greater than Mylan has been able to demonstrate, that these synergistic opportunities will be realized much more quickly than Mylan has been willing to say, that the acquisition can be completed at a price even Mylan appears to have signaled is unlikely to win over the requisite 80% of Perrigo shareholders, and that an acquisition will be completed much more quickly and smoothly than the structural issues suggest is likely.”

The report concludes, “Given that the only certainty, for Mylan shareholders, is that in approving this proposal they would sign up for significant dilution - but have almost no subsequent leverage to drive an optimal outcome, despite the many uncertainties to the rest of the process - support for the proposal is not warranted.”

In its report, ISS delineates a number of specific criticisms against the proposed transaction:

•	On accretion/dilution, “Both a contribution and ROIC analysis indicate that the transaction is barely profitable for Mylan shareholders by year four.”

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On synergies, “$800 million is apparently the best case for synergies that Mylan could demonstrate …by management’s own prognosis, those synergies will not turn this hugely dilutive deal accretive until year four…shareholders might prudently ask themselves why even the best case scenario a management team can demonstrate will still require more than three years to become accretive.”

•	On leverage, “The transaction would substantially increase leverage at Mylan. Net debt/ 2015 EBITDA would increase from the current 2.9x to 5.3x after closing of the transaction.”

•	On governance, “Mylan may actually trade at a larger discount (and thus lower multiple) due to investors’ more dim view of its corporate governance.”

Commenting on the ISS report, Perrigo Chairman, President and CEO Joseph C. Papa stated, “The ISS recommendation is consistent with our view that Mylan’s offer would be value destructive and that Perrigo and Mylan holders alike should not support this transaction. As we have said since April, Mylan’s offer substantially undervalues Perrigo and is not in the best interests of our shareholders. Following Mylan’s action to recklessly lower the acceptance threshold, which makes an already value destructive deal even worse, this transaction exposes shareholders to dilution, enhanced risk and a questionable synergy target.”

Papa continued, “The report also underscores Mylan’s poor corporate governance track record. Ultimately, we do not believe that Perrigo shareholders will tender into this transaction - whether at 80% or 50% -- and ISS’s recommendation only further reinforces our view that Mylan’s approach demonstrates an act of desperation as there is no rational path to a full acquisition of Perrigo.”

Papa concluded, “As our recent accretive acquisitions of a number of well-established European OTC brands demonstrate, we continue to execute on our standalone ‘Base Plus Plus Plus’ strategy. Perrigo’s experienced management team has an outstanding record for creating value, and I believe that Perrigo is well positioned to continue generating superior shareholder returns.”

Forward Looking Statements

Certain statements in this press release are forward-looking statements. These statements relate to future events or the Company’s future financial performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of the Company or its industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential” or other comparable terminology. The Company has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While the Company believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, including future actions that may be taken by Mylan in furtherance of its unsolicited proposal. These and other important factors, including those discussed under “Risk Factors” in the Company’s Form 10-K for the year ended June 28, 2014, as well as the Company’s subsequent filings with the Securities and Exchange Commission, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements in this press release are made only as of the date hereof, and unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

The exchange offer for the outstanding shares of Perrigo described herein has not yet commenced. If and when an exchange offer by Mylan is commenced, Perrigo intends to file a solicitation/recommendation statement with respect to such exchange offer with the Securities and Exchange Commission (“SEC”). Security holders are urged to read the solicitation/recommendation statement and other relevant materials if and when they become available because they will contain important information. The solicitation/recommendation statement and other SEC filings made by Perrigo may be obtained (when available) without charge at the SEC’s website at www.sec.gov and at the investor relations section of the Perrigo website at perrigo.investorroom.com.

Irish Takeover Rules

The directors of Perrigo accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Perrigo (who have taken all reasonable care to ensure such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

A person interested in 1% or more of any class of relevant securities of Perrigo or Mylan may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules, 2013 (“Irish Takeover Rules”).

No statement in this communication is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods. No statement in this communication constitutes an asset valuation.

About Perrigo

Perrigo Company plc, a top five global over-the-counter (OTC) consumer goods and pharmaceutical company, offers consumers and customers high quality products at affordable prices. From its beginnings in 1887 as a packager of generic home remedies, Perrigo, headquartered in Ireland, has grown to become the world's largest manufacturer of OTC products and supplier of infant formulas for the store brand market. The Company is also a leading provider of branded OTC products, generic extended topical prescription products and receives royalties from Multiple Sclerosis drug Tysabri®. Perrigo provides "Quality Affordable Healthcare Products®" across a wide variety of product categories and geographies primarily in North America, Europe, and Australia, as well as other key markets including Israel and China. Visit Perrigo online at (http://www.perrigo.com).

For further information:

Arthur J. Shannon, Vice President, Investor Relations and Global Communications, (269) 686-1709, ajshannon@perrigo.com

Bradley Joseph, Director, Investor Relations and Global Communications, (269) 686-3373, bradley.joseph@perrigo.com